Exhibit 99.1

Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

(A Development Stage Company)

October 31, 2009 and 2008

(expressed in Canadian dollars)

Report of Independent Registered Chartered Accountants

To the Shareholders of
Titan Trading Analytics Inc.

We have audited the consolidated balance sheets of Titan Trading Analytics Inc. as at October 31, 2009 and 2008, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended October 31, 2009 and for the cumulative amounts from November 1, 2001 (inception of development stage) to October 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2009 and for the cumulative amounts from November 1, 2001 (inception of development stage) to October 31, 2009 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

“Collins Barrow Edmonton LLP”
Edmonton, Alberta, Canada	Signed
February 15, 2010	Independent Registered Chartered Accountants

Comments by Independent Registered Chartered Accountants for US Readers on Canada-United States of America Reporting Differences.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted accounting standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated February 15, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the report of the independent registered Chartered Accountants when the events and conditions are adequately disclosed in the financial statements.

“Collins Barrow Edmonton LLP”
Edmonton, Alberta, Canada	Signed
February 15, 2010	Independent Registered Chartered Accountants

TABLE OF CONTENTS
PAGE

Consolidated Balance Sheets	1

Consolidated Statements of Operations and Comprehensive Loss	2

Consolidated Statements of Shareholders’ Equity	3

Consolidated Statements of Cash Flows	4

Notes to the Consolidated Financial Statements	5 - 30

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Balance Sheets
As at October 31, 2009 and 2008
(expressed in Canadian dollars)

	2009	2008

ASSETS
CURRENT
Cash and cash equivalents	$83,162	$334,954
Short-term investments (Note 4)	90,000	90,000
Due from related party (Note 8)	---	30,000
Sundry Receivable	35,180	---
Prepaid expenses and other	27,743	34,433
	236,085	489,387
Due from related party (Note 8)	---	28,754
Deposit	27,749	27,749
Restricted cash (Note 5)	2,520	240,391
Property and equipment (Note 6)	603,043	742,638

	$869,397	$1,528,919

LIABILITIES
CURRENT

Accounts payable and accrued liabilities (Note 8)	$181,851	$120,486
Loans and advances (Note 7)	296,096	568,847
	477,947	689,333
Deferred lease inducements	99,554	---

	577,501	689,333

Commitments and Contingency (Note 11)
Going Concern (Note 1)

SHAREHOLDERS’ EQUITY

Share capital (Note 9)	13,591,954	11,707,655
Warrants (Note 9)	1,115,875	1,016,303
Contributed surplus (Note 9)	2,276,357	1,279,169
Deficit	(16,692,290)	(13,163,541)
	291,896	839,586

	$869,397	$1,528,919

See accompanying notes

Approved on behalf of the Board:

“Kenneth W. Powell”                                                                        “Robert F. Roddick”
Signed                                                       Signed

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Operations and Comprehensive Loss
Years ended October 31, 2009, 2008 and 2007
(expressed in Canadian dollars)

	2009	2008	2007	Cumulative from 2002 (inception of development stage)
			(Restated - see Note 2)
EXPENSES
Research and development (Note 8)	$1,439,914	$871,222	$1,376,351	$5,337,604
General and administrative (Note 8)	1,918,400	1,730,916	1,092,976	7,123,506
Amortization	186,774	147,779	35,951	655,609
Bank charges and interest	12,522	7,500	39,769	96,142
Loss on short-term investment	---	350,467	---	353,467
Loss (Gain) on foreign exchange	(28,183)	(26,070)	42,566	(14,086)

Loss from operations	3,529,427	3,081,814	2,587,613	13,552,242
Interest and other income	678	5,829	7,975	15,064
Net loss and comprehensive loss	(3,528,749)	(3,075,985)	(2,579,638)	(13,537,178)

LOSS PER SHARE – Basic (Note 14)	$(0.07)	$(0.07)	$(0.07)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO CALCULATE LOSS PER SHARE	51,951,767	44,032,360	35,838,813

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Shareholders’ Equity
Years ended October 31, 2009, 2008 and 2007
(expressed in Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Deficit	Total
October 31, 2006	$6,717,678	$409,510	$338,572	$(7,507,918)	$(42,158)
Net loss				(2,579,638)	(2,579,638)
Expired/forfeited warrants		(11,633)	11,633		---
Stock options exercised	78,904		(23,342)		55,562
Warrants exercised	884,171	(86,150)			798,021
Private placement	865,292	184,049			1,049,341
Shares issued	249,000				249,000
Stock compensation expense			217,819		217,819
October 31, 2007 (Restated - see Note 2)	8,795,045	495,776	544,682	(10,087,556)	(252,053)
Net loss				(3,075,985)	(3,075,985)
Expired/forfeited warrants		(200,550)	200,550		---
Stock options exercised	47,905		(14,405)		33,500
Warrants exercised	733,783	(129,017)			604,766
Private placement	2,168,586	812,430			2,981,016
Warrants modified	(37,664)	37,664			---
Stock compensation expense			548,342		548,342
October 31, 2008	11,707,655	1,016,303	1,279,169	(13,163,541)	839,586
Net loss				(3,528,749)	(3,528,749)
Expired/forfeited warrants		(239,077)	239,077		---
Stock options exercised	169,120		(49,820)		119,300
Private placement	1,644,179	338,649			1,982,828
Shares issued for service	71,000				71,000
Stock compensation expense			807,931		807,931
October 31, 2009	$13,591,954	$1,115,875	$2,276,357	$(16,692,290)	$291,896

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Cash Flows
Years ended October 31, 2009, 2008 and 2007
(expressed in Canadian dollars)

	2009	2008	2007	Cumulative from 2002 (inception of development stage)
			(Restated - see Note 2)
OPERATING
Net loss	$(3,528,749)	$(3,075,985)	$(2,579,638)	$(13,537,178)
Adjustments for non-cash items
Amortization	186,774	147,779	35,951	655,609
Research and development	71,000	---	249,000	645,235
Stock option expense	807,931	548,342	217,819	1,786,135
Loss on disposal of equipment	---	---	---	1,021
Amortization of leasehold inducements	(15,316)	---	---	(15,316)

Net changes in non-cash working capital balances:

Prepaid expenses and deposit	6,690	(30,521)	47,158	6,690
Sundry receivable	(35,180)	---	---	(91,616)
Accounts payable and accrued liabilities	61,365	(212,138)	50,843	149,145

	(2,445,485)	(2,622,523)	(1,978,867)	(10,400,275)
INVESTING
Due from related parties	58,754	(58,754)	---	---
Loan receivable	---	---	---	(62,735)
Purchase of equipment	(47,179)	(731,147)	(132,786)	(980,703)
Restricted cash	227,409	(203,972)	---	23,437
Short-term investments	---	140,628	(237,326)	(85,087)
	238,984	(853,245)	(370,112)	(1,105,088)
FINANCING
Issue of shares capital net of issue costs	2,102,128	3,619,282	1,902,925	10,638,205
Proceeds from leasehold inducement	114,870	---	---	114,870
Redemption of common shares	---	---	---	(15,000)
Loans and advances	(222,929)	131,836	136,794	463,716
	1,994,069	3,751,118	2,039,719	11,201,791
EFFECT OF EXCHANGE RATE CHANGES	(39,360)	40,940	13,474	11,317
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(251,792)	316,290	(295,786)	(292,255)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	334,954	18,664	314,450	375,417
CASH AND CASH EQUIVALENTS, END OF PERIOD	$83,162	$334,954	$18,664	$83,162

CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest	$12,522	$7,500	$39,769	$96,142
See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nature of Operations

Titan Trading Analytics Inc. (“Titan” or the “Company”) was incorporated on November 30, 1993.  The Company is a development stage company that focuses on developing financial software for market timing, trading analytics and automated trading execution. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation.  Since 2002 the Company has been developing an automated trading platform.  Cumulative balances incurred in developing the automated trading platform since 2002 have been presented in the financial statements.  The Company currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

Going concern

The consolidated financial statements of Titan have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years as they have not completed the development of their financial software, and has an accumulated deficit of $16,692,290 at October 31, 2009.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity.  The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2010.  However, management can provide no assurance thereon.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

2.	CHANGE IN ACCOUNTING POLICY AND PRIOR PERIOD ADJUSTMENT

Change in Accounting Policy

a)
Section 3064, "Goodwill and Intangible Assets", replaced Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs".  This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets subsequent to its initial recognition by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  This section has been adopted effective November 1, 2008 and has no impact on the consolidated financial statements of the Company.

b)
EIC Abstract 173 “Credit Risk and The Fair Value of Financial Assets and Financial Liabilities”, requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC 173 is applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of EIC 173 did not have an impact on the consolidated financial statements of the Company.

Prior Period Adjustment

In the 2007 fiscal year, the Company failed to sufficiently accrue a $58,451 consulting fee for services provided in fiscal 2007 but not invoiced and paid until the current year.  As a result, the Company has restated its consolidated balance sheets and statements of shareholders’ equity, as at October 31, 2007 and consolidated statements of operations and comprehensive loss and statements of cash flow for the year ended October 31, 2007.  The impact of these changes was an increase in accounts payable and deficit of $58,451, an increase to general and administrative expenses of $90,000 and a decrease in research and development expenses of $31,549.

	As Previously Reported	Restatement	As Restated
As at October 31, 2007
Accounts payable	274,173	58,451	332,624
Deficit	(10,029,105)	(58,451)	(10,087,556)

Year ended October 31, 2007
General and administrative	1,079,507	90,000	1,169,507
Research and development	1,331,369	(31,549)	1,299,820
Net loss and comprehensive loss	(2,521,187)	(58,451)	(2,579,638)

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp., Titan Holdings USA, LLC and Titan Trading USA, LLC.  All inter-company balances and transactions have been eliminated on consolidation.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers.  There were no development costs capitalized during the year.

Property and Equipment

Computer equipment is recorded at cost less accumulated amortization and is amortized at 30% declining balance per annum.

Office furniture is recorded at cost less accumulated amortization and is amortized at 20% declining balance per annum.

Leasehold improvements are recorded at cost less accumulated amortization and are amortized over the lease term.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of the assets would be written down to its fair value when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

3.         SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

The Company translates the assets and liabilities of integrated foreign operations to Canadian dollars using the temporal method of translation.  Under the temporal method, monetary assets and liabilities are translated at the rate of exchange prevailing at year end, non-monetary assets and liabilities are translated at average rates of exchange during the year, with the exception of amortization which is translated at historical exchange rates.  Revenues and expenses are translated at the rates of exchange prevailing when the transactions occurred.  Gains and losses resulting from translation adjustments are included in operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, useful lives for the amortization of property and equipment, fair value of financial instruments, and determining the fair value of stock-based compensation.

Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. Diluted loss per share is not presented when it would be anti-dilutive.

    Cash and cash equivalents

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, with an original maturity of less than three months at the time of purchase.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

3.         SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Lease Inducement

Lease inducements received in the form of leasehold improvement costs are amortized over the term of the lease as a reduction of rent expense.

Stock-based compensation

The Company accounts for stock options granted to directors, officers, employees and non-employees using the fair value method of accounting.  The fair value of stock options for directors, officers and employees are calculated at the date of grant and is expensed over the vesting period of the options on a straight-line basis.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date at which the performance commitment is reached or the date at which the equity instrument is granted if they are fully vested and non-forfeitable.  The Company uses the Black-Scholes model to calculate the fair value of stock options issued, which requires certain assumptions to be made at the time the options are awarded, including the expected life of the option, the expected number of granted options that will vest and the expected future volatility of the stock.  As the options are exercised, the consideration paid, along with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.  The Company reflects estimates of award forfeitures at the time of grant and revises in subsequent periods, if necessary, when forfeiture rates are expected to change.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Variable Interest Entities

Variable interest entities ("VIE") are defined under Accounting Guideline 15 "Consideration of Variable Interest Entities" ("AcG 15") as entities that do not have sufficient equity at risk to finance their activities without additional subordinated financial support, or where the equity holders lack the overall characteristics of a controlling financial interest.  The guideline requires that the VIE be consolidated with the financial results of the entity deemed to be the primary beneficiary of the VIE's expected losses and its expected residual returns.  There are no variable interest entities to be consolidated.

Joint Interest Activities

Certain of the Company’s trading activities are conducted jointly with another entity.  The consolidated financial statements reflect only the Company’s proportionate interest in such activities.  Such arrangements are considered to be participation funding and are not considered to be joint ventures.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

3.         SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

All financial instruments are initially recorded on the consolidated balance sheet at fair value.  They are subsequently valued either at fair value or amortized cost depending on the classification selected for the financial instrument.  Financial assets are classified as either "held-for-trading", "held-to-maturity", "available-for-sale" or "loans and receivables" and financial liabilities are classified as either "held-for-trading" or "other financial liabilities".  Financial assets and liabilities classified as held-for-trading are measured at fair value with changes in fair value recorded in the consolidated statements of operations except for financial assets and liabilities designated as cash flow hedges which are measured at fair value with changes in fair value recorded as a component of other comprehensive income.  Financial assets classified as held-to-maturity or loans and receivables and financial liabilities classified as other financial liabilities are subsequently measured at amortized cost using the effective interest method.  Available-for-sale financial assets that have a quoted price in an active market are measured at fair value with changes in fair value recorded in other comprehensive income.  Such gains and losses are reclassified to earnings when the related financial asset is disposed of or when the decline in value is considered to be other-than-temporary.  Equity instruments classified as "available-for-sale" that do not have a quoted price in an active market are subsequently measured at cost.  Purchases and sales of financial assets will be accounted for using trade-date accounting and transaction costs relating to financial instruments will be expensed in the period incurred.

The Company has classified its financial instruments as follows:

▪	Cash and cash equivalents, short-term investments and restricted cash are classified as held-for-trading.

▪	Due from related parties is classified as loans and receivables.

▪	Accounts payable and accrued liabilities and loans and advances are classified as other financial liabilities.

Comprehensive Income

Comprehensive income is the change in equity of a company, during a period, from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  The Company did not have other comprehensive income and accordingly comprehensive loss and net loss are equal.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Pronouncements

a)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replaces CICA Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”.  Section 1582 is applicable for the Company’s business combinations with acquisition dated on or after November 1, 2011.  Early adoption of this Section is permitted.  Section 1601 together with Section 1602 establish standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s financial statements for its fiscal year beginning November 1, 2011.  Early adoption of this Section is also permitted.  If the Company chooses to early adopt any one of these Sections, the other two Sections must also be adopted at the same time.

b)      International Financial Reporting Standards

The AcSB will require all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will be required to prepare both current and comparative financial information using IFRS.  While the conceptual framework for IFRS and Canadian GAAP are similar, there are significant differences in recognition, measurement and disclosure requirements.  While the Company has begun assessing the adoption of IFRS for the fiscal year ended October 31, 2012, the financial impact of the transition to IFRS cannot be reasonably determined at this time.

4.       SHORT-TERM INVESTMENTS

Short-term investments consist of a $90,000 (2008 - $90,000) guaranteed investment certificate bearing interest at prime less 2.00% maturing September 3, 2010.  The investment is collateral for a $90,000 letter of credit which has been issued by the Company for their leased premises.

5.         RESTRICTED CASH

Restricted cash consists of amounts held in a trading account for the purpose of trading securities to test the financial trading software that the Company is developing and is not available for current purposes.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

6.       PROPERTY AND EQUIPMENT

	October 31, 2009			October 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer Equipment	$328,865	$174,429	$154,436	$284,772	$119,907	$164,865
Office Furniture	88,349	29,877	58,472	85,264	15,607	69,657
Leasehold Improvements	589,908	199,773	390,135	589,907	81,791	508,116
	$1,007,122	$404,079	$603,043	$959,943	$217,305	$742,638

7.         LOANS AND ADVANCES

	2009		2008
Loan payable, is due to a Director who is also an officer of the Company. The loan is non-interest bearing, unsecured and has no fixed terms of repayment	$5,198	$	---

Advance from a third party, bears no interest, is unsecured and is due on demand	290,898		240,391

Advance from a third party, bears no interest, is unsecured and is due on demand. The amount was repaid during the year	---		328,456

	$296,096		$568,847

8.	RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following related party transactions not disclosed elsewhere:

	2009	2008	2007
Management and consulting fees	$94,500	$184,500	$167,806
Research and development	237,574	258,182	262,958

Management and consulting fees paid to an officer of the Company and a company controlled by an officer are reflected in general and administrative expenses.

Research and development fees are paid to directors and companies controlled by directors.

Due from related party is receivable from a director who is also an officer of the Company.  The amount due from related party is unsecured, have no terms of repayment, and bears no interest.  The amount was received during the year.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

8.	RELATED PARTY TRANSACTIONS (continued)

Included in accounts payable and accrued liabilities is $27,548 (2008 - $5,542) payable to a director of the Company and a company controlled by a director.

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

9.	SHARE CAPITAL

Authorized Share Capital:
Unlimited number of common shares with no par value.
Unlimited number of preferred shares
Preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and determine the designation, rights, privileges and conditions attached to the shares of each series.

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, November 30, 1993	---	---	---	---
Issued for cash	1	1	---	---

Balance, October 31, 1994	1	1	---	---
Issued for cash	4,114,000	1,314,900	---	---
Warrants issued	---	---	125,000	---

Balance, October 31, 1995	4,114,001	1,314,901	125,000	---
Issued for cash	4,302,000	1,055,500	---	---
Share issuance costs	---	(141,089)	---	---

Balance, October 31, 1996	8,416,001	2,229,312	125,000	---
Issued for cash	316,000	442,400	---	---
Warrants issued	---	---	158,000	---

Balance, October 31, 1997	8,732,001	2,671,712	283,000	---
Warrants exercised	125,000	131,250	(125,000)	---

Balance, October 31, 1998	8,857,001	2,802,962	158,000	---
Warrants forfeited	---	---	(158,000)	---

Balance, October 31, 1999	8,857,001	2,802,962	---	---
Issued for cash	275,965	572,976	---	---
Warrants issued	---	---	250,067	---
Balance, October 31, 2000	9,132,966	3,375,938	250,067	---
Issued for cash	680,000	340,000	---	---
Warrants issued	---	---	680,000	---
Warrants expired	---	---	(250,067)	---

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, October 31, 2001	9,812,966	3,715,938	680,000	---
Issued for cash	---	---	---	---

Balance, October 31, 2002	9,812,966	3,715,938	680,000	---
Warrants expired	---	---	(680,000)	---

Balance, October 31, 2003	9,812,966	3,715,938	---	---
Private placements	3,211,999	242,456	3,211,999	116,544
Share issuance costs	---	(9,800)	---	---
Balance, October 31, 2004	13,024,965	3,948,594	3,211,999	116,544
Private placements	5,455,110	878,014	4,655,014	154,561
Warrants exercised	430,000	72,240	(430,000)	(20,640)
Shares issued for debt	3,736,324	472,309	---	---
Shares issuance costs	---	(77,652)	---	---
Warrants expired and forfeited	---	---	(859,999)	(21,440)

Balance, October 31, 2005	22,646,399	5,293,505	6,577,014	229,025
Private placements	6,012,765	1,157,590	3,006,388	345,776
Warrants exercised	2,155,333	363,920	(2,155,333)	(85,947)
Warrants issued in software transfer	---	---	2,000,000	---
Warrants expired and forfeited	---	---	(983,500)	(58,274)
Share issuance costs	---	(97,337)	---	(21,070)

Balance, October 31, 2006	30,814,497	6,717,678	8,444,569	409,510
Private placement	3,311,299	957,552	1,655,632	201,413
Warrants exercised	3,010,403	884,171	(3,010,403)	(86,150)
Stock options exercised	377,500	78,904	---	---
Warrants expired and forfeited	---	---	(581,667)	(11,633)
Shares issued for service	300,000	249,000	---	---
Share issuance costs	---	(92,260)	---	(17,364)

Balance, October 31, 2007	37,813,699	8,795,045	6,508,131	495,776
Private placement	9,571,234	2,243,139	6,035,617	841,855
Warrants exercised	1,494,412	733,783	(1,494,412)	(129,017)
Stock options exercised	335,000	47,905	---	---
Warrants expired and forfeited	---	---	(1,358,087)	(200,550)
Warrants modified	---	(37,664)	---	37,664
Share issuance costs	---	(74,553)	---	(29,425)

Balance, October 31, 2008	49,214,345	11,707,655	9,691,249	1,016,303
Private placement	7,743,533	1,693,027	3,871,767	352,233
Stock options exercised	1,160,000	169,120	---	---
Warrants expired and forfeited	---	---	(1,655,632)	(239,077)
Share issuance costs	---	(48,848)	---	(13,584)
Shares issued for services	200,000	71,000	---	---
Balance, October 31, 2009	58,317,878	13,591,954	11,907,384	1,115,875

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

a)	Share Capital

2009

On March 17, 2009, the Company closed of a non‐brokered private placement of units (“Units”), which raised CDN$656,260. The Company issued 2,187,533 Units at CDN$0.30 per Unit. Each Unit consists of one common share (“Common Share”) and one‐half of one common share purchase warrant (a “Warrant”). Of the gross proceeds, $512,335 and $143,925 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 128%, risk free rate of 1.02%, and expected life of 2 years.  Each whole Warrant is exercisable into one Common Share at a price of CDN$0.45 per Common Share during the first year following the date of closing and at CDN$0.60 per Common Share during the subsequent year and will expire March 17, 2011. The Company paid a total of CDN $44,056 in finder’s fees.

On October 15, 2009, the Company closed of a non‐brokered private placement of units (“Units”),  which raised CDN$1,389,000. The Company issued 5,556,000 Units at CDN$0.25 per Unit. Each Unit consists of one common share (“Common Share”) and one‐half of one common share purchase warrant (a “Warrant”).  Of the gross proceeds, $1,180,692 and $208,308 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 88%, risk free rate of 1.68%, and expected life of 2 years.  Each whole Warrant is exercisable into one Common Share at a price of CDN$0.375 per Common Share during the first year following the date of closing and at CDN$0.50 per Common Share during the subsequent year and will expire October 15, 2011. The Company paid a total of CDN $18,376 in finder’s fees.

During 2009, a total of 1,160,000 options were exercised.

In April 2009, the Company granted 200,000 shares for service to consultants of the Company.  The fair value of the shares was determined on the date of grant to be $0.355.  As a result the Company has recorded the cost of the shares at $71,000 and have recorded a consulting fee expense of $71,000.

During the year, the Company modified the terms of the software transfer agreement entered into in 2006.  Effective May 28, 2009, the agreement has been amended as follows:

•
The total number of common shares and the amount of the cumulative gross revenue milestones will not change however the common shares will only be issued upon the Company achieving the milestones by May 31, 2010.  Any common shares not earned by May 31, 2010 will not be eligible for issuance.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

•
The total number of performance warrants and the amount of the gross revenue milestones will not change however the performance warrants will be exercisable upon the Company achieving the gross revenue milestones for the one year period ended May 31, 2010.  The exercise prices will remain the same however the exercise period for the first and second tranche will be the six month period commencing June 1, 2010.

The fair value of the common shares and warrants and the change in fair value as a result of the modification to the terms of the warrants has not been reflected in the financial statements as the issuance of the shares and warrants are subject to performance conditions which have not been met.

2008

In December 2007, the Company closed a non-brokered private placement of units (”Units”), which raised gross proceeds of CDN$1,214,494. The Company issued 3,036,234 Units at CDN$0.40 per Unit. Each Unit consists of one (1) common share in the capital of Titan and one-half (½) of one common share purchase warrant (a “Warrant”).  Of the gross proceeds, $941,800 and $272,694 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 137%, risk free rate of 3.70% and expected life of 2 years.  Each whole Warrant will entitle the holder thereof to purchase one common share for a price of CDN$0.60 and will expire December 7, 2009. The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $363,428. The issue costs relating to this placement totaled  $30,536.

On March 6, 2008, the Company closed a fully-subscribed non-brokered private placement of units (“Units”), which raised gross proceeds of CDN$510,000.  The Company issued 2,000,000 Units at a price of CDN$0.255 per unit. Each unit consists of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant.  Of the gross proceeds, $380,014 and $129,986 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 139%, risk free rate of 2.52% and expected life of 2 years.  Each whole warrant entitles the holder thereof to purchase one common share for a price of CDN$0.35 and will expire March 6, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $132,330.  The issue costs related to this private placement totaled $6,200.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

 On July 29, 2008, the Company closed a fully-subscribed non-brokered private placement of units (“Units”), which raised gross proceeds of CDN$610,500.  The Company issued 2,035,000 Units at a price of CDN$0.30 per unit. Each unit consists of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant.  Of the gross proceeds, $465,765 and $144,735 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 131%, risk free rate of 3.05% and expected life of 2 years.    Each whole warrant entitles the holder thereof to purchase one common share for a price of CDN$0.40 and will expire July 29, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $90,000.  The issue costs related to this private placement totaled $18,868.

On August 19, 2008, the Company closed a fully-subscribed non-brokered private placement of units (“Units”), which raised gross proceeds of CDN$750,000.  The Company issued 2,500,000 Units at a price of CDN$0.30 per unit. Each unit consists of one (1) common share in the capital of the Company and one common share purchase warrant.  Of the gross proceeds, $455,560 and $294,440 have been allocated to the common shares and warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 131%, risk free rate of 2.74% and expected life of 2 years.    Each whole warrant entitles the holder thereof to purchase one common share for a price of CDN$0.40 and will expire August 19, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $600,000.  The issue costs related to this private placement totaled $42,072.

During the year, the Company modified the exercise price of the 1,392,626 common share purchase warrants issued on December 12, 2006.  The warrants have been re-priced from $0.50 to $0.38 representing the current 10 day weighted average trading price of the common shares.  All other terms of the warrants remain the same.  The warrants expire on December 12, 2008.  The increase in fair value of $37,664 as a result of the modification has been re-allocated to the warrants.

During the year, the Company modified the terms of a software transfer agreement entered into in 2006.  In 2006, the Company signed an agreement with two directors of the Company to issue 4,500,000 common shares and 2,000,000 common share purchase warrants.  The 4,500,000 common shares to be issued was contingent on the Company achieving certain milestones by May 31, 2007 as follows:

a)	upon the Company achieving $400,000 of cumulative gross revenue, 1/3 of the common shares (1,500,000 common shares) would have been eligible to be issued;

b)	upon the Company achieving $800,000 of cumulative gross revenue, an additional 1/3 of the common shares (1,500,000 common shares) would have been eligible to be issued; and

c)	upon the Company achieving $1.2 million of cumulative gross revenue, an additional 1/3 of the common shares (1,500,000 common shares) would have been eligible to be issued.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

A total of 1,000,000 purchase warrants issued were exercisable at $0.50 per share for a six month period commencing June 1, 2007, provided the Company achieved at least $1.2 million of gross revenue for the period June 1, 2006 to May 31, 2007.  The remaining 1,000,000 purchase warrants are exercisable at a price of $1.00 per share for a six month period commencing June 1, 2008 provided  the Company achieves gross revenue of $1.8 million for the period June 1, 2007 to May 31, 2008.  Effective October 2, 2008, the agreement has been amended as follows:

•
The total number of common shares and the amount of the cumulative gross revenue milestones will not change however the common shares will only be issued upon the Company achieving the milestones by May 31, 2009 and any common shares not earned by May 31, 2009 will not be eligible for issuance.

•
The total number of performance warrants and the amount of the gross revenue milestones will not change however the performance warrants will be exercisable upon the Company achieving the gross revenue milestones for the one year period ended May 31, 2010.  The exercise prices will remain the same however the exercise period for the first and second tranche will be the six month period commencing June 1, 2009.

The fair value of the common shares and warrants and the change in fair value as a result of the modification to the terms of the warrants has not been reflected in the financial statements as the issuance of the shares and warrants are subject to performance conditions which have not been met.

During 2008, a total of 335,000 options and 1,494,412 warrants were exercised.

Escrowed Shares

As at October 31, 2009 and 2008, there were no common shares held in escrow.

Stock Options

Under the Company’s stock option plan, options to purchase common shares of the Company may be granted to directors, officers, employees and consultants of the Company.  These options entitle the holder to purchase one common share at a subscription price that shall not be less than that which may be acceptable to any stock exchange on which the Company’s shares are traded.  The number of common shares reserved for issuance, within a one-year period, to any one optionee shall not exceed 5% of the outstanding common shares.  The maximum number of common shares reserved for issuance at any time may not exceed 20% of the number of outstanding common shares.  The Board of Directors determine the time during which options shall vest and the method of vesting, provided that the options shall not vest on more favourable terms than one-third of the total number of options granted on the date of grant and on each of the 12 month and 18 month anniversaries of the date of grant.  Options expire no later than the fifth anniversary of the date of grant.  All rights to purchase shares pursuant to the plan terminate:  (i) within 90 days of the optionee ceasing to be a director, officer, employee, or consultant; or (ii) within 12 months after the death of an optionee, unless exercised within that period.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

During fiscal year ending October 31, 2009 the Company issued the following stock options to directors, officers and consultants of the Company:

Date	# Stock Options	Exercise Price	Expiry Date
November 7, 2008	525,000	$0.36	November 7, 2013
January 26, 2009	50,000	$0.31	January 26, 2014
March 6, 2009	1,990,000	$0.33	March 6, 2014
April 21, 2009	600,000	$0.36	April 21, 2014

The following table summarizes the activity of stock options as follows:

Year	2009	2008

	Number of options	Weighted-Average Exercise Price		Number of options	Weighted-Average Exercise Price
Outstanding at beginning of period	7,810,593	$0.29	Outstanding at beginning of period	5,400,593	$0.25
Granted	3,165,000	$0.34	Granted	3,460,000	$0.36
Exercised	(1,160,000)	$0.10	Exercised	(335,000)	$0.10
Forfeited or expired	(685,000)	$0.41	Forfeited or expired	(715,000)	$0.29
Outstanding at end of period	9,130,593	$0.33	Outstanding at end of period	7,810,593	$0.29
Exercisable at end of period	6,917,252	$0.33	Exercisable at end of period	5,708,093	$0.27

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

The following table summarizes information on stock options outstanding and exercisable at October 31, 2009:

Exercise Price	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life (years)
0.16	410,593	410,593	0.3
0.25	680,000	680,000	0.3
0.32	360,000	360,000	1.7
0.30	1,780,000	1,780,000	2.2
0.69	200,000	200,000	2.7
0.50	110,000	110,000	2.8
0.37	1,250,000	1,250,000	3.2
0.50	190,000	190,000	3.3
0.34	50,000	37,500	3.7
0.335	150,000	112,500	3.7
0.30	900,000	600,000	3.8
0.36	510,000	339,998	3.8
0.36	500,000	166,660	4.0
0.31	50,000	16,666	4.3
0.33	1,390,000	463,335	4.3
0.36	600,000	200,000	4.4
	9,130,593	6,917,252

The Company uses the Black-Scholes option-pricing model to value the options at each grant date under the following weighted-average assumptions:

	2009	2008	2007
Weighted average grant date fair value per share option	0.25	0.33	0.33
Expected dividend rate	0%	0%	0%
Expected volatility	120%	123%	142%
Risk-free interest rate	2.36%	3.32%	3.95%
Expected life of options in years	5 yrs.	5 yrs.	5 yrs.

The amounts estimated according to the Black-Scholes option-pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

9.	SHARE CAPITAL (continued)

Warrants

The following table summarizes information on warrants outstanding at October 31, 2009:

Exercise Prices	Number Outstanding	Expiry Date

$0.60	1,518,117	December 7, 2009
$0.50	2,000,000	November 30, 2010
$0.35	1,000,000	March 6, 2010
$0.40	1,017,500	July 29, 2010
$0.40	2,500,000	August 19, 2010
$0.45	1,093,767	March 17, 2011
$0.38	2,778,000	October 15, 2011
	11,907,384

CONTRIBUTED SURPLUS

	2009	2008

Balance, beginning of year	$1,279,169	$544,682
Stock based compensation	807,931	548,342
Expired and forfeited warrants	239,077	200,550
Exercise of stock options	(49,820)	(14,405)
Balance, end of year	$2,276,357	$1,279,169

10.	FUTURE INCOME TAXES

Income tax expense differs from the amounts computed by applying the combined income tax rates  of 29.08% (2008- 29.74%) to loss before income taxes.  The differences are as follows:

	2009		2008

Computed tax recovery		$(1,026,160)		$(914,798)
Deductible share issuance costs		(28,157)		(25,083)
Foreign rate differential		(20,106)		(35,139)
Non-deductible expenses		61,260		206,294
Unrecognized losses		1,013,163		768,726
	$	---	$	---

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

10.	FUTURE INCOME TAXES (Continued)

The tax effect of significant temporary differences is as follows:

	2009		2008

Operating loss carry-forwards		$3,595,119		$2,819,387

Other temporary differences		98,064		87,947
Future income tax assets before valuation allowance		3,693,183		2,907,334
Valuation allowance		(3,693,183)		(2,907,334)
Future income tax assets	$	---	$	---

The Company has determined that realization is not more likely than not, and therefore, a full valuation allowance against the future income tax assets has been recorded.

The financial statements do not reflect the potential tax reductions which may be available through the application of losses of approximately $13,778,246 carried forward against future years' earnings otherwise subject to income taxes.

The losses expire as follows:

	Loss carryforwards in the United States	Loss carryforwards in Canada	Total

2010		185,347	185,347
2014		458,893	458,893
2015		1,362,971	1,362,971
2026	173,617	3,335,533	3,509,150
2027	318,554	2,028,924	2,347,478
2028	668,114	1,798,540	2,466,654
2029	335,681	3,112,072	3,447,753
Total	1,495,966	12,282,280	13,778,246

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

11.	COMMITMENTS AND CONTINGENCY

COMMITMENTS

a)	The Company has lease agreements for its offices with minimum annual payments until expiration of the leases as follows:

Year	Total
2010	$78,768
2011	$78,768
2012	$78,768
b)
Effective May 1, 2006, the Company signed consulting agreements with two consultants.  The consultants are to be paid $2,000 per month for their consulting services until termination of the agreement which is 21 days after notice of termination is provided by either party.  Each consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

c)
Effective June 1, 2006, the Company signed a consulting agreement with a consultant for development, sales and marketing of the software.  The consultant is to be paid $2,000 per month for his consulting services until termination of the agreement which is 21 days after notice of termination is provided by either party.  The consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

d)
The Company has consulting agreements with two directors of the Company for $10,000 per month each to maintain, support and improve the software, as well as, to provide general software programming and consulting services.  The agreement remains in effect until May 31, 2010.

CONTINGENCY

Through the ordinary course of business, there is a claim pending against the Company.  In the opinion of management, the resolution of the lawsuit would not have a material effect on the Company.  The likelihood and amount of the claim cannot be determined at this time.

12.         FINANCIAL INSTRUMENTS

Financial risk management

The Company’s activities are exposed to a variety of financial risks: credit risk, foreign currency risk, interest rate risk, financial market risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial and economic markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by financial management in conjunction with overall corporate governance.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

12.         FINANCIAL INSTRUMENTS (continued)

Fair Value

The Company's financial instruments consist of cash and cash equivalents, short-term investments, due from related party, restricted cash, accounts payable and accrued liabilities and loans and advances.  The fair values of these financial instruments approximate their carrying value due to their short-term nature unless otherwise noted.  The fair value of loans and advances cannot be reliably determined as there is no market for loans that are non-interest bearing and have no terms of repayment.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, short-term investments, due from related parties and restricted cash.  The maximum exposure of the credit risk is the full carrying value of the financial instrument.  The Company minimizes the credit risk of cash and cash equivalent, short-term investments and restricted cash by only dealing with credit worthy financial institutions.  The credit risk associated with the amounts due from related parties is also mitigated as credit is only granted to directors and officers of the Company who historically settle the amounts in a timely manner.

Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States.  A significant change in the currency exchange rate between the Canadian dollar relative to the US dollar could have a material effect on the Company’s results of operations, financial position or cash flows.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.  As at October 31, 2009 the Company is exposed to currency risk through its cash, short-term investments, restricted cash and loans and advances denominated in US dollars.  As at October 31, 2009, US denominated cash, restricted cash and loans and advances amounted to US$43,190, $2,339 and $270,000 respectively.  Based on the balances at October 31, 2009, net loss will increase or decrease approximately $24,000 given a 10% increase or decrease respectively, in the foreign exchange rate.

Interest Rate Risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  It is managements’ opinion the Company is not exposed to any interest rate risk.

Financial Market risk

The Company’s exposure to financial market risk is limited since there are no significant financial instruments including hedges on currencies or commodities which will fluctuate as a result of changes in market prices.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

12.         FINANCIAL INSTRUMENTS (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations, including commitments, as they become due.  In order to manage this risk, the Company forecasts its requirements to determine whether sufficient funds will be available.  The Company expects to generate sufficient cash through the issuance of shares or related party loans.  As at October 31, 2009, the Company was holding cash of $83,162, short-term investments of $90,000, and had a working capital deficiency of $241,862.

13.         SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada and the United States.

14.	LOSS PER SHARE

Loss per share is calculated using the weighted-average number of common shares outstanding during the period, which was 51,951,767  (2008 - 44,032,360; 2007 - 35,838,813).  The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect and is therefore excluded from the computation.  Consequently, diluted loss per common share is not disclosed.

15.	CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to pursue research and development of its software and meet its ongoing operating expenditures while at the same time providing adequate capital to fund the Company’s growth, without unwarranted dilution of the current shareholders.

The Company defines its capital as its loans and advances and the components of shareholders’ equity.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it for changes in economic conditions and the risk characteristics of its underlying assets since inception, the Company has financed its liquidity needs through private placements.

In order to maximize ongoing research and development of its software, the Company does not pay out dividends.

The Company expects its current capital resources will be sufficient to carry out its research and development of the software.

The Company is not subject to any externally imposed capital requirements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles.  There are no material variations between the financial position of the Company and the results of operations and cash flows under Canadian generally accepted accounting principles and United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

Research and Development

Under U.S. GAAP, all costs incurred to establish technological feasibility of software are expensed as incurred.  Costs subsequent to establishing technological feasibility shall be capitalized until the software is available for release to general customers.  Under Canadian GAAP, development costs that meet generally accepted criteria for deferral are capitalized and amortized.  The Company has not met the criteria of establishing technological feasibility under both Canadian and U.S. GAAP and has not capitalized any development costs.

Stock-Based Compensation

Under U.S. GAAP, the measurement date for stock-based compensation to non-employees for goods or services rendered should be the earlier of the date on which the recipient completes performance or the date on which a performance commitment is reached.  For measurement purposes Canadian GAAP specifies the two conditions under U.S. GAAP described above and also lists a third condition, namely, the date at which the equity instruments are granted if they are fully vested and non-forfeitable at that date.  As a result, in fiscal 2007, there is a $54,000 difference in the stock-based compensation recorded for the 300,000 common shares issued to consultants for their services rendered.  In fiscal 2009, there is also a $19,000 difference in stock-based compensation recorded for the 200,000 common shares issued to consultants for their services.  The impact of these differences are as follows:

	2009	2008	2007
			(Restated – see Note 2)

Net loss and comprehensive loss under Canadian GAAP	$(3,528,749)	$(3,075,985)	$(2,579,638)

Stock-based compensation	19,000	---	54,000
Net loss and comprehensive loss under U.S. GAAP	$(3,509,749)	$(3,075,985)	(2,525,638)

Basic loss per share	$0.07	$0.07	$0.07
Diluted loss per share	$0.07	$0.07	$0.07

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Impact of Recently Adopted Accounting Standards

In May 2008, the FASB issued guidance on “The Hierarchy of Generally Accepted Accounting Principles”.  This guidance identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States.  The adoption of this statement did not have a material effect on the Company’s consolidated financial statements.

In September 2006, the Financial Accounting Standard Board (“FASB”) issued an accounting pronouncement that defines fair value, establishes a framework for measuring fair value, and enhances disclosure about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value.  The adoption of this standard has not had a material effect on the Company’s consolidated financial statements.

In February 2007, the FASB issued an accounting pronouncement which permits entities to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses for which fair value option has been elected will be reported in earnings.  The Company did not elect to adopt the fair value option under this statement.

In May 2009, the FASB issued an accounting pronouncement establishing general standards of accounting for and disclosure of subsequent events, which are events occurring after the balance sheet date but before the date the financial statements are issued or available to be issued.  In particular, the pronouncement requires entities to recognize in the financial statements the effect of all subsequent events that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process.  Entities may not recognize the impact of subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after that date.  This pronouncement also requires entities to disclose the date through which subsequent events have been evaluated.  The pronouncement was effective for interim and annual reporting periods ending after June 15, 2009.  The Company adopted the provisions of the pronouncements, as required, and adoptions did not have a material effect on the Company’s consolidated financial statements taken as a whole.

New Accounting Standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new US GAAP standards that have not yet been adopted due to delayed effective dates.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Years ended October 31, 2009 and 2008
(expressed in Canadian dollars)

16.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

In December 2007 the FASB issued an accounting pronouncement that clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  It also requires disclosure, on the face of the consolidated statements of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest.  This statement amends current US GAAP with regards to earnings per share; the calculation of the EPS amounts in consolidated statements will continue to be based on amounts attributable to the parent.  This pronouncement is effective for fiscal years beginning after December 31, 2008.  The Company is currently evaluating the impact of this pronouncement on its consolidated financial position and results of operations.

In December 2007 the FASB issued an accounting pronouncement to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  This pronouncement establishes principles and requirements for the acquirer to 1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; 2) recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase;
3) determine what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination.   The effective date of this pronouncement is for fiscal periods beginning on or after December 15, 2008.  The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements.

In March 2008 the FASB issued an accounting pronouncement that changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows.  This pronouncement is effective for fiscal years and interim periods beginning after November 15, 2008.  Early adoption is permitted, and the Company is currently reviewing the provisions.  However, as the provisions of this pronouncement are only related to disclosure of derivatives and hedging activities, the Company does not believe the adoption of this pronouncement will have a material impact on its operating results, financial position, or cash flows.